File Number 082-02819

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref. GLK

7 July 2004

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents, either by return of the enclosed copy letter or by email to Gemma.Knowles@stplc.com

Yours faithfully,

Gemma Knowles
Company Secretarial Assistant

Encl.

			Document released to:					
	Category	Document Date	LSE/ UKLA	Registrar of Companies	Shareholders	Press release	SEC	Comments
ıges to the Board	SE Announcement	03-Jun-2004	✓				✓	Filed with SEC on 3 June 2004
for the year to 31 March 2004	SE Announcement	08-Jun-2004	✓				✓	Filed with SEC on 9 June 2004
dend date in above announcement	SE Announcement	08-Jun-2004	✓				✓	Filed with SEC on 9 June 2004
ıy ST Plc Employee Share Ownership Trust	SE Announcement	15-Jun-2004	✓				✓	Filed with SEC on 15 June 2004
ase in Substantial Shareholding	SE Announcement	18-Jun-2004	✓				✓	Filed with SEC on 18 June 2004
ıy ST Plc Employee Share Ownership Trust	SE Announcement	21-Jun-2004	✓				✓	Filed with SEC on 21 June 2004
ıy ST Plc Employee Share Ownership Trust	SE Announcement	22-Jun-2004	✓				✓	Filed with SEC on 22 June 2004
ase in Substantial Shareholding	SE Announcement	28-Jun-2004	✓				✓	Filed with SEC on 28 June 2004
181 shares	Co House Forms	24-May-2004		✓				
,652 shares	Co House Forms	24-May-2004		✓				
,480 shares	Co House Forms	09-Jun-2004		✓				
Painter - 122 shares	Co House Forms	09-Jun-2004		✓				
294 shares	Co House Forms	21-Jun-2004		✓				
538 shares	Co House Forms	21-Jun-2004		✓				
pplement relating to issue - Severn Trent Plc	UKLA	04-Jun-2004	✓					
pplement relating to issue - Severn Trent Water Utilities Finance Plc	UKLA	11-Jun-2004	✓					
nnual Review 2004	Circulars	28-Jun-2004			✓			
nnual Report and Accounts 2004	Circulars	28-Jun-2004			✓			
	Circulars	28-Jun-2004			✓			
	Circulars	28-Jun-2004			✓			

RECEIVED
2004 JUL 15 P 2:30
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

EXECUTION VERSION

PRICING SUPPLEMENT

4 June 2004

SEVERN TRENT Plc

Issue of JPY 4,900,000,000 Fixed Rate Notes due 2009

under the EUR2,500,000,000
Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Offering Circular dated 25 July 2003. This Pricing Supplement is supplemental to and must be read in conjunction with such Offering Circular.

1.	(i)	Issuer:	Severn Trent Plc
	(ii)	Guarantor:	Not Applicable
2.	(i)	Series Number:	59
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Japanese Yen ("**JPY**")
4.	Aggregate Nominal Amount:		
	(i)	Series:	JPY 4,900,000,000
	(ii)	Tranche:	JPY 4,900,000,000
5.	Issue Price:		100 per cent. of the Aggregate Nominal Amount of the Tranche
6.	Specified Denominations:		JPY 100,000,000
7.	(i)	Issue Date:	8 June, 2004
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.	Maturity Date:		8 June, 2009
9.	Interest Basis:		0.935% per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par
11.	Change of Interest Basis or Redemption/ Payment Basis:		Not Applicable
12.	Put/Call Options:		Not Applicable

13.	(i)	Status of the Notes:	Senior
	(ii)	Status of the Guarantee:	Not Applicable
14.	Listing:		London
15.	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate(s) of Interest:	0.935% per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	8 June and 8 December in each year up to and including the Maturity Date, subject to adjustment in accordance with the Modified Following Business Day Convention and save that Interest Periods will remain unadjusted
	(iii)	Fixed Coupon Amount(s):	JPY935,0000 per JPY100,000,000 in nominal amount
	(iv)	Broken Amount(s):	Not Applicable
	(v)	Day Count Fraction:	30E/360
	(vi)	Determination Date(s):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	None
17.	**Floating Rate Note Provisions**		Not Applicable
18.	**Zero Coupon Note Provisions**		Not Applicable
19.	**Index Linked Interest Note Provisions**		Not Applicable
20.	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	Issuer Call:	Not Applicable
22.	Investor Put:	Not Applicable
23.	Final Redemption Amount	Nominal Amount

24.	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(f)):	Not Applicable
25.	Put Event:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	Form of Notes:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
27.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London and Tokyo
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30.	Details relating to Instalment Notes:	
	(i) Instalment Amount(s):	Not Applicable
	(ii) Instalment Date(s):	Not Applicable
31.	Redenomination applicable:	Redenomination not applicable
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
34.	If non-syndicated, name of relevant Dealer:	Credit Suisse First Boston (Europe) Limited

35.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	TEFRA D
36.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

37.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
38.	Delivery:	Delivery against payment
39.	Additional Paying Agent(s) (if any):	Not Applicable

ISIN:	XS0193157970
Common Code:	019315797

LISTING APPLICATION

This Pricing Supplement comprises the details to list the Notes described herein pursuant to the listing of the Euro 2,500,000,000 Euro Medium Term Note Programme of Severn Trent plc and Severn Trent Water Utilities Finance plc.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PRICING SUPPLEMENT

11 June 2004

Severn Trent Water Utilities Finance Plc

Issue of JPY 3,000,000,000 Fixed Rate Notes due June 2014
Guaranteed by Severn Trent Water Limited
under the €2,500,000,000
Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 25 July 2003. This Pricing Supplement is supplemental to and must be read in conjunction with such Offering Circular.

1.	(i)	Issuer:	Severn Trent Water Utilities Finance Plc
	(ii)	Guarantor:	Severn Trent Water Limited
2.	(i)	Series Number:	60
	(ii)	Tranche Number:	1
3.		Specified Currency or Currencies:	Japanese Yen (“**JPY**”)
4.		Aggregate Nominal Amount:	
	(i)	Series:	JPY 3,000,000,000
	(ii)	Tranche:	JPY 3,000,000,000
5.	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount of the Tranche
	(ii)	Net proceeds:	JPY 3,000,000,000
6.		Specified Denominations:	JPY 100,000,000 The Notes may not be subdivided into smaller Denominations.
7.	(i)	Issue Date and Interest Commencement Date:	17 June 2004

	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.	Maturity Date:		17 June 2014
9.	Interest Basis:		1.83 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par
11.	Change of Interest Basis or Redemption/ Payment Basis:		Not Applicable
12.	Put/Call Options:		Not Applicable
13.	(i)	Status of the Notes:	Senior
	(ii)	Status of the Guarantee:	Senior
14.	Listing:		London
15.	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate(s) of Interest:	1.83 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	17 June in each year, commencing on 17 June 2005 up to and including the Maturity Date
	(iii)	Fixed Coupon Amount(s):	JPY 1,830,000 per 100,000,000 in nominal amount
	(iv)	Broken Amount(s):	Not Applicable
	(v)	Day Count Fraction:	30/360, unadjusted
	(vi)	Determination Date(s):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	None
17.	**Floating Rate Note Provisions**		Not Applicable
18.	**Zero Coupon Note Provisions**		Not Applicable

19.	**Index Linked Interest Note Provisions**	Not Applicable
20.	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	Issuer Call:	Not Applicable
22.	Investor Put:	Not Applicable
23.	Final Redemption Amount:	Nominal Amount
24.	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(f)):	Condition 6 (f)
25.	Put Event:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	Form of Notes:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes
27.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London, Tokyo
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No.
29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30.	Details relating to Instalment Notes:	
	(i) Instalment Amount(s):	Not Applicable
	(ii) Instalment Date(s):	Not Applicable

31.	Redenomination applicable:		Redenomination not applicable
32.	Other terms or special conditions:		Not Applicable

DISTRIBUTION

33.	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
34.	If non-syndicated, name of relevant Dealer:		Dresdner Bank AG London Branch
35.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:		TEFRA D
36.	Additional selling restrictions:		Not Applicable

OPERATIONAL INFORMATION

37.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
38.	Delivery:	Delivery against payment
39.	Additional Paying Agent(s) (if any):	
	ISIN:	XS019 407 829 0
	Common Code:	19 407 829

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the ε2,500,000,000 Euro Medium Term Note Programme of Severn Trent Plc and Severn Trent Water Utilities Finance Plc.

RESPONSIBILITY

The Issuer and the Guarantor accept responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: ....

Duly authorised

[Signed on behalf of the Guarantor:

By: ....

Duly authorised]

File number 082-02819

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED
2004 JUL 15 P 2:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number: 2366619

Company name in full: SEVERN TRENT PLC

1 of 2

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	05	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,954	111	223
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each Share *(including any share premium)*	473p	536p	548p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX235 Edinburgh
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] Date 9.6.2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2366619
Company name in full	SEVERN TRENT PLC
	2 of 2

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	24	05	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,181		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each Share *(including any share premium)*	568p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mr Robert Austerberry Address: 22 Ullswater Avenue Dewsbury UK Postcode WF12 7PJ	Class of shares allotted: Ordinary	Number allotted: 1,653
Name: Mr Brian Peter Spencer Address: 63 Purnells Way Knowle Solihull UK Postcode B93 9JP	Class of shares allotted: Ordinary	Number allotted: 664
Name: Mr Alexanda Satariano Address: 65 Falcon Wilnecote Tamworth UK Postcode B71 5DW	Class of shares allotted: Ordinary	Number allotted: 878
Name: Mr Carl Waggott Address: 27 Hereford Road Ravenshead Nottingham UK Postcode NG15 9FJ	Class of shares allotted: Ordinary	Number allotted: 198
Name: Mr Peter Watson Address: 48 Bright Street Ilkeston Derbyshire UK Postcode DE7 8NH	Class of shares allotted: Ordinary	Number allotted: 1,076

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 9.6.2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, ...

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex, BN99 6DA

File number 082-02819

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

RECEIVED
2004 JUL 15 P 2:30
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	24	05	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,470	1,136	28,046
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each share *(including any share premium)*	528p	831p	568p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED LISTS Address UK Postcode	Class of shares allotted Ordinary	Number allotted 32,652
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 15.6.2004

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway

Worthing, West Sussex. BN99 6DA

ESP/MAT/Allot 2 & 4/JMW

Tel: 01903 833394

File number 082-02819

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2366619
Company name in full	SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
9	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,362	406	30,712
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each share *(including any share premium)*	528p	831p	568p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED LISTS Address UK Postcode	Class of shares allotted Ordinary	Number allotted 33,480
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 21. 6. 2004

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should

Lloyds TSB Registrars, The Causeway

Worthing, West Sussex. BN99 6DA

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2366619
Company name in full	SEVERN TRENT PLC
	1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which Shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	09	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	122		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each Share *(including any share premium)*	536p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name MR STEPHEN PAINTER 11 WALNUT WAY LONGBRIDGE BIRMINGHAM WEST MIDLANDS UK Postcode B31 4ES	Class of shares allotted ORDINARY	Number allotted 122
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 24th June 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the

Lloyds TSB Registrars, The Causeway

Worthing, West Sussex, BN99 6DA

File number 082-02819

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 2366619

Company name in full: SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	21	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,033	1,261	
Nominal value of each share	65 5/19p	65 5/19p	
Amount (if any) paid or due on each share *(including any share premium)*	528p	568p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED LISTS Address UK Postcode	Class of shares allotted Ordinary	Number allotted 2,294
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 30 June 2004.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA

ESP/MAT/Allot 4 & 6

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2366619
Company name in full	SEVERN TRENT PLC
	1 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which Shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	21	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1100	842	587
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each Share *(including any share premium)*	473p	536p	548p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 30 June 2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the

Lloyds TSB Registrars, The Causeway

Worthing, West Sussex. BN99 6DA

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2366619
Company name in full	SEVERN TRENT PLC
	2 of 2

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
21	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	9		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each Share *(including any share premium)*	592p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE UK Postcode	Class of shares allotted ORDINARY	Number allotted 2538
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed [signature] **Date** 30 June 2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the

Lloyds TSB Registrars, The Causeway

Worthing, West Sussex. BN99 6DA

SSION SLIP

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

end the Annual General Meeting, please bring this slip with you and keep it until the end of the.

at you are entitled to attend the Annual General Meeting, to be held at the National Exhibition
am, B40 1NT on 27 July 2004 and will allow you convenient entry into the Meeting. Doors will be
n.

af for directions.

FORM OF PROXY

attend the Annual General Meeting but wish to vote on the Resolutions, you are entitled to appoint
a 'proxy', to attend and vote in the event of a poll. A proxy need not be a shareholder of Severn
'Company').

submit your proxy appointment and instructions electronically, please visit the www.sharevote.co.uk
e full instructions on how to do so are given. If you return paper and electronic proxy instructions,
e of other evidence, those received last by the registrars will take precedence. This website is
ne Company's registrars, Lloyds TSB Registrars independently from the Company. Shareholders are
d the terms and conditions of use carefully.

vote as your have instructed and cannot vote on a show of hands.

se a proxy other than the Chairman of the Meeting by crossing out 'the Chairman of the Meeting'
nother proxy's name and address in the space provided. You may appoint more than one proxy.

tell your proxy how to vote, your proxy can vote or abstain as he or she thinks fit on Resolutions
structed otherwise, on any other business at the Meeting (including amendments to Resolutions).

joint holders, any one holder may sign the form.

s form of proxy must be executed under its common seal, or under the hand of its officer or
authorised in writing.

, a proxy must be lodged with the Company's registrars, Lloyds TSB Registrars, not later than
re the Meeting. To be valid, this form must be received no later than 2.30pm on 25 July 2004.

proxy is received signed, but without any instructions as to voting, the proxy will vote or abstain
iscretion.

mplete and return a proxy form, you may still attend and vote in person should you later decide

cal details of the Directors, including membership of Board Committees, may be found on pages
the Annual Report and Accounts or on pages 18 and 19 of the Annual Review 2004.

FORM OF PROXY

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

File number 082-02819

REFERENCE NUMBER CARD I.D. ACCOUNT NUMBER

You can submit your voting instructions electronically at www.sharevote.co.uk using the above numbers.
Please read the notes opposite carefully before completing this form.
I/We the undersigned, being a member of Severn Trent Plc, hereby appoint the Chairman of the Meeting or

as my/our proxy, to attend and, on a poll, vote on my/our behalf at the Annual General Meeting of Severn Trent Plc to be held on 27 July 2004 at 2.30pm, and at any adjournment thereof. The proxy will vote on the under-mentioned Resolutions as indicated. The proxy will vote at his or her discretion, or abstain from voting on any Resolution listed below if no instruction is given regarding that Resolution and on any other business transacted at the Meeting.

Please indicate how you wish your proxy to vote by marking the appropriate boxes in black ink like this ▨.

Please note that the "Vote Withheld" option is to enable you to abstain on any of the specified resolutions. It has no legal effect and will not be counted in the votes "For" or "Against" a resolution.

Resolution	For	Against	Vote Withheld
1 Receive the Report and Accounts	☐	☐	☐
2 Approve Remuneration Report	☐	☐	☐
3 Declare a final dividend	☐	☐	☐
4 Re-appoint J K Banyard*	☐	☐	☐
5 Re-appoint B Duckworth*	☐	☐	☐
6 Re-appoint J D G McAdam*‡	☐	☐	☐
7 Re-appoint F A Osborn*	☐	☐	☐
8 Re-appoint M J Houston*	☐	☐	☐
9 Re-appoint C S Matthews*	☐	☐	☐
10 Re-appoint J B Smith*	☐	☐	☐
11 Re-appoint auditors	☐	☐	☐
12 Authority to allot shares	☐	☐	☐
13 Disapply pre-emption rights†	☐	☐	☐
14 Authority to purchase own shares†	☐	☐	☐
15 Amendments to Articles of Association†	☐	☐	☐
16 Authority for donations – Severn Trent Plc	☐	☐	☐
17 Authority for donations – Severn Trent Water	☐	☐	☐
18 Authority for donations – Biffa Waste Services	☐	☐	☐
19 Authority for donations – Biffa Treatment NV	☐	☐	☐

* See note 11 † Special Resolutions ‡ Member of the Remuneration Committee

Please mark this box if signing on behalf of the shareholder as Power of Attorney, Receiver or Third Party. Their authority should be returned with this form. ☐

Signature

Date

Once complete please detach and post this form. You may, if you prefer, return this card in a sealed envelope to the address shown on the reverse of this form. If you quote Freepost SEA 7131 on the envelope your postage will be paid. Please allow seven days before the deadline to ensure your envelope arrives in time.


From Birmingham via Yardley and Sheldon
Birmingham International Airport
Car park for disabled shareholders
Main Car park for shareholders
STATION
Piazza Entrance 2
Piazza Entrance 1
PIAZZA
NEC
Security Point
From Stoke on Trent via Walsall
M40/M5
M42 JUNCTION 6
Coventry
A45 Birmingham
A45
From Coventry via Stonebridge Island
M42
M6/M1
M6/M1 M42 from Nottingham via Tamworth

How to find the NEC, Piazza
The meeting will be held in the Pendigo/Salamander Suite in the central Piazza of the NEC, which is situated approximately 15 miles east of Birmingham city centre.

From the North
From the M42, exit at the slip road immediately before junction 6. At the roundabout, take the first exit onto East Way. At the T junction turn right. Now see 'Next Directions'.

From the South
From the M42, exit at junction 6. At the roundabout, take the second exit onto South Way. At the T junction turn right. Now see 'Next Directions'.

From Birmingham
From Birmingham heading east on the A45, exit at the M42 junction. At the roundabout take the first exit onto South Way. At the T junction turn right. Now see 'Next Directions'.

From Coventry
From Coventry heading west on the A45, exit at the M42 junction. At the roundabout take the third exit onto South Way. At the T junction turn right. Now see 'Next Directions'.

Next Directions
After turning right at the T junction, follow the road to the next roundabout. Take the second exit and pass Control Point 1 on the right.

Car parks
There is a free designated car park for all shareholders on the left opposite Hall 5. Disabled badge holders may park in the furthest car park on the left before the Piazza roundabout, again opposite Hall 5. Security staff will be available to assist.

By bus
Take the number 900 bus from Birmingham City Centre/Coventry City Centre to Birmingham International Railway Station (not the Airport Stop). Severn Trent marshals will be at the station to direct shareholders into the main Piazza.

By rail
Alight at Birmingham International Railway Station. Severn Trent marshals will be at the station to direct shareholders into the main Piazza.

Arrival
Doors will open at
Severn Trent marsh
hand to deal with c
show shareholders
Suite, where there
opportunity to mee
prior to the meetin
and biscuits will be
Unfortunately, we a
offer facilities for yo

Disabled persons
Special arrangemen
made to offer assis
disabled sharehold
disabled, please m
known to any Seve
on arrival. If you ha
to assist you, he or
admitted to the me
dogs will also be al
meeting. If you are
hearing, headsets w
There will also be s
interpreters.

RESPONSE LICENCE No.
SEA 7131

2

Lloyds TSB Registrars
The Causeway
WORTHING
BN99 6BY

File number 082-02819

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

NOTICE OF MEETING

Severn Trent Plc
Annual General Meeting 2004
National Exhibition Centre
Birmingham
B40 1NT

27 July 2004 at 2.30pm

This document is important and requires your immediate attention.

28 June 2004

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Dear Shareholder

I am pleased to invite you to the company's fifteenth Annual General Meeting (AGM), which will be held at the National Exhibition Centre in Birmingham on Tuesday 27 July 2004 at 2.30pm.

The Notice of Meeting for the AGM is also included in this document. It sets out the resolutions to be proposed and includes brief explanatory notes on the business to be considered at the meeting.

At this time each year we send a considerable amount of documentation to our shareholders. This includes the Annual Report and Accounts, or Annual Review, as well as the Notice of Meeting and Forms of Proxy that allows you to attend and vote at the AGM. Those documents are already available on-line from our web-site www.severntrent.com. You can help us minimise the resources used and reduce the impact on the environment by electing to receive future reports and related documentation electronically. If you wish to take advantage of this service for future mailings you may register your request on our registrar's website at www.shareview.co.uk

Your directors consider that the resolutions in the Notice of Meeting are in the best interests of shareholders as a whole and we recommend that you vote in favour of them.

Your participation in the AGM is important to us and even if you are unable to attend in person your can give your voting instruction on-line at www.sharevote.co.uk or by post.

Your directors and I look forward to your participation and take the opportunity to thank you for your continued support.

Yours sincerely

David Arculus
Chairman

NOTICE IS HEREBY GIVEN that the fifteenth Annual General Meeting of Severn Trent Plc (the "Company") will be held in the Salamander Suite at the National Exhibition Centre, Birmingham, B40 1NT on Tuesday 27 July 2004 at 2.30pm for the following purposes:

To consider and, if thought fit, pass resolutions 1 to 12 and 16 to 19 as ordinary resolutions, and resolutions 13 to 15 as special resolutions.

Resolution 1
To receive the Report of the Directors and the audited accounts for the year ended 31 March 2004.

Resolution 2
To approve the remuneration report for the year ended 31 March 2004.

Resolution 3
To declare a final dividend in respect of the year ended 31 March 2004 of 29.27 pence (net) for each ordinary share of $65\frac{5}{19}$ pence.

Resolution 4
To re-appoint Mr J K Banyard, who retires by rotation, as a Director of the Company.

Resolution 5
To re-appoint Mr B Duckworth, who retires by rotation, as a Director of the Company.

Resolution 6
To re-appoint Dr J D G McAdam, who retires by rotation, as a Director of the Company.

Resolution 7
To re-appoint Mr F A Osborn, who retires by rotation, as a Director of the Company.

Resolution 8
To re-appoint Mr M J Houston, who has been appointed since the last annual General Meeting, as a Director of the Company.

Resolution 9
To re-appoint Mr C S Matthews, who has been appointed since the last annual General Meeting, as a Director of the Company.

Resolution 10
To re-appoint Mr J B Smith, who has been appointed since the last annual General Meeting, as a Director of the Company.

Resolution 11
To re-appoint PricewaterhouseCoopers LLP as auditors of the Company, to hold office until the conclusion of the next general meeting at which accounts are laid before the Company and that their remuneration be determined by the Directors.

Resolution 12
That the authority conferred on the Directors to allot relevant securities as defined in section 80 of the Companies Act 1985 (as amended) be renewed for the period ending on the date of the Annual General Meeting in 2009 or on 26 July 2009, whichever is the earlier, and the maximum amount of relevant securities which the Directors may allot during this period shall be £74,327,058.

Resolution 13
That subject to the passing of Resolution 12 set out in the Notice of Annual General Meeting dated 7 June 2004 the power to disapply the pre-emption provisions of section 89 of the Companies Act 1985 (as amended) and to allot equity securities (within the meaning of section 94 of that Act) for cash pursuant to Resolution 12 or by way of a sale of treasury shares be renewed for a period ending on the date of the Annual General Meeting in 2005 or 26 October 2005, whichever is the earlier, and the maximum amount of equity securities which the Directors may so allot (other than in connection with a rights issue) shall be £11,261,675.

Resolution 14
That the Company is authorised generally and without conditions to make market purchases (as defined in section 163 (3) of the Companies Act 1985) (as amended) of its ordinary shares of $65\frac{5}{19}$ pence each, but:

the Company may not purchase more than 34,511,587 ordinary shares;

the Company may not pay less than $65\frac{5}{19}$ pence for each ordinary share;

the Company may not pay, in respect of each ordinary share, more than 5% over the average of the middle market price of the ordinary shares based on the London Stock Exchange Daily Official List, for the five business days immediately before the day on which the Company agrees to buy the ordinary shares;

this authority will last from today until the Company's Annual General Meeting in 2005 or 26 October 2005, whichever is the earlier; and

the Company may agree, before the authority ends, to purchase ordinary shares where the purchase is or may be completed (fully or partly) after the authority ends.

Resolution 15
That the Articles of Association of the Company be amended by the adoption of the amendments to Articles 46, 52, 68, 73, 76, 80, 83, 84, 86, 96, 102, 127, 135, 136, and 152 highlighted in the revised print of the Articles of Association produced to the meeting and initialled by the Chairman for the purpose of identification only.

Resolution 16
That the Company is generally and without conditions authorised for the purposes of Part XA of the Companies Act 1985 (as amended) to make donations to EU political organisations and to incur EU political expenditure (as such terms are defined in section 347A of that Act) provided that:

the maximum sums which may be donated to EU political organisations and incurred in respect of EU political expenditure shall together not exceed £50,000;

this authority will last from today until the Company's Annual General Meeting in 2005 unless previously renewed, varied or revoked by the Company in general meeting; and

the Company may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to EU political organisations and incur EU political expenditure in pursuance of such contract or undertaking.

Resolution 17
That the Company's subsidiary, Severn Trent Water Limited, is generally and without conditions authorised for the purposes of Part XA of the Companies Act 1985 (as amended) to make donations to EU political organisations and to incur EU political expenditure (as such terms are defined in section 347A of that Act) provided that:

the maximum sums which may be donated to EU political organisations and incurred in respect of EU political expenditure shall together not exceed £50,000;

this authority will last from today until the Company's Annual General Meeting in 2005 unless previously renewed, varied or revoked by the Company in general meeting; and

Severn Trent Water Limited may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to EU political organisations and incur EU political expenditure in pursuance of such contract or undertaking.

Resolution 18
That the Company's subsidiary, Biffa Waste Services Limited, is generally and without conditions authorised for the purposes of Part XA of the Companies Act 1985 (as amended) to make donations to EU political organisations and to incur EU political expenditure (as such terms are defined in section 347A of that Act) provided that:

the maximum sums which may be donated to EU political organisations and incurred in respect of EU political expenditure shall together not exceed £25,000;

this authority will last from today until the Company's Annual General Meeting in 2005 unless previously renewed, varied or revoked by the Company in general meeting; and

Biffa Waste Services Limited may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to EU political organisations and incur EU political expenditure in pursuance of such contract or undertaking.

Resolution 19
That the Company's subsidiary, Biffa Treatment NV, is generally and without conditions authorised for the purposes of Part XA of the Companies Act 1985 (as amended) to make donations to EU political organisations and to incur EU political expenditure (as such terms are defined in section 347A of that Act) provided that:

the maximum sums which may be donated to EU political organisations and incurred in respect of EU political expenditure shall together not exceed £25,000;

this authority will last from today until the Company's Annual General Meeting in 2005 unless previously renewed, varied or revoked by the Company in general meeting; and

Biffa Treatment NV may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to EU political organisations and incur EU political expenditure in pursuance of such contract or undertaking.

By Order of the Board
P P Davies LL.B. Solicitor
Group General Counsel and Company Secretary

Severn Trent Plc
2297 Coventry Road
Birmingham
B26 3PU
Registered in England and Wales
Registration No. 2366619

7 June 2004

DIRECTORS SEEKING REAPPOINTMENT









Top row
John Banyard
Brian Duckworth
Martin Houston
John Smith

Bottom row
John McAdam
Derek Osborn
Colin Matthews

John Banyard BScEng FREng FICE FCIWEM (59) (Executive Director)
Mr Banyard joined the Board in January 1998. He is an executive Director of Severn Trent Water Ltd with responsibility for asset management. He is also a Director of UK Water Industry Research Ltd, a member of the Court of Cranfield University and the Royal Academy of Engineering Visiting Professor of Water Engineering at Loughborough University. Mr Banyard is a Chartered Civil Engineer and has worked in a number of engineering roles within the group since joining Severn Trent in 1974. He was elected a Fellow of the Royal Academy of Engineering in 1997. He is currently President of the Pipeline Industries Guild.

Brian Duckworth BA FCCA FCIWEM FIWO (55) (Executive Director)
Mr Duckworth joined the Board in November 1994. He has worked in various roles since joining Severn Trent in 1974 and was appointed Managing Director of Severn Trent Water Ltd on 1 April 1995. Mr Duckworth was appointed as a non-executive Director of Avon Rubber plc and Redrow Plc in 2002. He has served as the President of the Institution of Water Officers and Chairman of Water UK, the water industry's trade association.

Martin Houston BSc MSc DIC (46) (Non-executive Director)
Mr Houston joined the Board on 1 September 2003. He is currently Executive Vice President and Managing Director of BG Group's North American, Caribbean and Global Liquefied Natural Gas business and a member of the Group Executive Committee. He joined BG Group in 1983 and has held a number of technical and commercial roles with a predominantly international focus. He has a BSc in Geology from Newcastle University and an MSc in Petroleum Geology from Imperial College, London. He is a fellow of the Geological Society of London and sits on the board of SIGTTO (Society of International Gas Tanker & Terminal Operators Ltd).

John Smith FCCA, Hon. FRIBA (46) (Non-executive Director)
Mr Smith joined the Board on 3 November 2003. He is a member of the H M Treasury's Public Services Productivity Panel, the Accounting Standards Board and the 100 Group of Finance Directors. He is a Fellow of the Chartered Association of Certified Accountants. After training with a firm of accountants, Mr Smith joined the British Railways Board, moving up over a period of 14 years to head up their corporate demerger team. In 1989 he moved to the BBC, becoming Director of Finance, Property and Business Affairs in 1997. Mr Smith has held a non-executive

John McAdam BSc PhD (56) (Non-executive Director)
Dr McAdam joined the Board on 18 September 2000. He is Chief Executive and a member of the Board of ICI PLC. He joined ICI in 1997 following the acquisition of the Specialty Chemical Businesses from Unilever where he held a number of senior positions in Birds Eye Walls Ltd, Unichema International and Quest International. He was appointed Executive Vice President Coatings and Chief Executive of ICI Paints in 1998, and joined the Board of ICI PLC soon after when he also became responsible for Corporate Research & Technology. He took over as Chief Executive of ICI PLC in April 2003. He is a member of the University of Surrey Business Advisory Group.

Derek Osborn CB (63) (Non-executive Director)
Mr Osborn joined the Board on 21 September 1998 and is a leading figure in the environmental world. He was Chairman of the UK Round Table on Sustainable Development from 1999 to 2000 and is now a member of the UK Commission on Sustainable Development. He has been Chairman of UNED UK since 1996 and was Chairman of the International Institute for Environment and Development from 1998 to 2002. He is Chairman of Jupiter Global Green Investment Trust and of the international advisory board of ERM CVS. Mr Osborn was Director General of Environment Protection in the Department of the Environment from 1990 to 1995 and Chairman of the Management Board of the European Environment Agency from 1995 to 1999.

Colin Matthews MA CEng (48) (Non-executive Director)
Mr Matthews joined the Board on 17 October 2003. He is a Chartered Engineer who has worked in Japan, France, Canada, and the UK. He worked for the (American) General Electric Company for nine years and subsequently spent five years at British Airways, first as Director of Engineering then as Director of Technical Operations, responsible for all aircraft maintenance, IT and procurement. He then joined the Board of Lattice Group Plc as Group Managing Director of Transco until its merger with the National Grid. He has held his current position as CEO of Hays Plc since November 2002. Mr Matthews holds a first class degree in Engineering from Cambridge University.

EXPLANATORY NOTES

Annual Report and Accounts (Resolution 1)
The Directors must lay before the Meeting the accounts of the Company for the financial year ended 31 March 2004, the report of the Directors and the report of the Auditors of the Company on those accounts.

Approval of Remuneration Report (Resolution 2)
The remuneration report for the year ended 31 March 2004 has been prepared in accordance with the Directors' Remuneration Report Regulations 2002. Those regulations specify that shareholders must also be given the opportunity to approve it. Accordingly, the Directors invite Shareholders to approve the remuneration report which is included in the Annual Report and Accounts 2004.

Declaration of a dividend (Resolution 3)
A final dividend of 29.27 pence (net) is recommended by the Directors for payment to ordinary shareholders who are on the register of members at the close of business on 18 June 2004. It is proposed that shareholders declare this dividend by passing this resolution. A final dividend can only be declared by the shareholders at a general meeting but must not exceed the amount recommended by the Directors. If so declared the date of payment of the final dividend will be 1 October 2004.

Reappointment of Directors (Resolutions 4, 5, 6, 7, 8, 9 and 10)
The Company's Articles of Association require all Directors to submit themselves for reappointment at least every three years. This provision also ensures that, as a minimum, one third of the Board of Directors, together with any Director appointed since the last Annual General Meeting, retires each year and, if they are eligible and so desire, stands for reappointment at the Annual General Meeting. Directors retire on the basis of their length of service since their last election.

John Banyard, Brian Duckworth, John McAdam and Derek Osborn retire by rotation. Martin Houston, Colin Matthews and John Smith have been appointed since the last Annual General Meeting. All seven directors offer themselves for reappointment.

Following a formal performance review the Nominations Committee has confirmed that each Director standing for reappointment continues to make a valuable contribution to the Board's deliberations and continues to demonstrate commitment.

Details of the Directors who are standing for reappointment are included in this Notice of Annual General Meeting.

Reappointment and Remuneration of Auditors (Resolution 11)
The Company is required to appoint auditors at each general meeting at which accounts are laid before the Company, to hold office until the next such meeting. Resolution 11 proposes the reappointment of PricewaterhouseCoopers LLP as auditors of the Company and authorises the Directors, in accordance with standard practice, to determine the level of their remuneration. The Audit Committee will approve the audit fees for recommendation to the Board.

Authority to Allot Shares (Resolution 12)
Under section 80 of the Companies Act 1985 (as amended) the Directors of the Company may only allot relevant securities if so authorised by shareholders in general meeting. Such an authority was last provided at the Company's Annual General Meeting in 1999. The authority was given for a five year period and will expire on 28 July 2004.

Resolution 12 proposes that the authority be renewed giving the Directors the power to allot relevant securities up to a nominal value of £74,327,058 (equivalent to 113,888,235 ordinary shares) for a period of five years to expire on 26 July 2009.

Disapplication of Statutory Pre-Emption Rights (Resolution 13)
This special resolution proposes the renewal of the Directors' authority to issue equity securities for cash without having to offer these securities to existing shareholders first, as is required by

but they do not include shares which are allotted under employee share schemes. By exempting the Company from the rule in section 89 of that Act, the Directors will have greater flexibility to raise finance.

A rights issue would involve the Company offering existing shareholders the opportunity to buy new ordinary shares. The number of ordinary shares which a shareholder can buy depends on the number he/she already owns. The rules in some countries prevent shareholders from participating in a rights issue. This resolution also allows the Directors to make alternative arrangements for those shareholders.

Authority for the Company to Purchase its Own Shares (Resolution 14)
This special resolution proposes the renewal of the authority granted at the Company's last Annual General Meeting. If passed, it will allow the Company to buy back up to 34.5 million of its ordinary shares on the Stock Market. This equals about 10% of the ordinary shares held by the Company's shareholders. The resolution sets out the lowest and highest prices that the Company can pay for the shares.

The Directors are committed to managing the Company's capital effectively. Purchasing the Company's own ordinary shares is one of the options that the Directors keep under constant review. The Directors will only purchase the Company's own ordinary shares if they believe it is in the shareholders' best interest and will increase the earnings per share.

Any shares purchased in this way, other than those purchased pursuant to the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 (the "Treasury Shares Regulations") will be automatically cancelled. Shares purchased pursuant to the Treasury Share Regulations may either be held or dealt with by the Company, as further explained in the notes to Resolution 15 below.

Amendments to Articles of Association (Resolution 15)
This special resolution is proposed to amend the Company's Articles of Association in connection with:

1. Treasury Shares

The Treasury Shares Regulations came into effect on 1 December 2003. They enable companies to retain up to 10% of their issued shares as treasury stock with a view to possible resale at a future date, rather than cancelling them as the legislation previously required. No dividends will be paid on shares while held in treasury, and no voting rights will attach to them. Certain changes have therefore been proposed to the Articles of Association of the Company to take account of the possible existence of treasury shares and their rights.

If the Company were to purchase any of its own shares pursuant to Resolution 14 and this Resolution 15 is passed, it would consider holding them as treasury stock, pursuant to the authorisations conferred by these Resolutions. This would give the Company the ability to re-issue treasury shares quickly and cost-effectively and would provide the Company with additional flexibility in the management of its capital base. The Company did not hold any treasury stock as at 7 June 2004.

2. Annual aggregate limit of fees paid to non-executive Directors

The current annual aggregate limit was last considered and increased at the AGM in 2001. Since then a significant number of corporate governance initiatives have been introduced resulting in more exacting responsibilities for the non-executive Directors. In addition, their number within the Company has increased. It is necessary for the Company to ensure fees for its non-executive Directors remain aligned with current market rates and, in line with this, the Directors consider it appropriate to increase the annual aggregate limit. T

EXPLANATORY NOTES

CONTINUED

The number of proposed amendments is such that they have not been described separately in Resolution 15 but a copy of the company's existing Articles of Association and a copy marked up to show the differences between those and the Articles of Association as proposed to be amended pursuant to Resolution 15, will be available for inspection from the date of this Notice up to the close of the Annual General Meeting at the offices of Herbert Smith, Exchange House, Primrose Street, London EC2A 2HS and at the registered office of the Company during usual business hours. A further copy will be available for inspection at the place of the meeting from 1.30pm until the close of the Annual General Meeting.

Authority to make Donations to EU Political Organisations and incur EU Political Expenditure (Resolutions 16, 17, 18 and 19).
It is the Company's policy not to make any donations to political parties and the Board does not intend to change that policy. However, the law regulating political donations changed in 2001. It now includes very broad definitions of political donations and expenditure of more than £5,000 in any one year made to organisations within the European Community which are, or could be, categorised as EU political organisations. The legislation also requires a separate resolution of the holding company to be passed with respect to each subsidiary company concerned.

The meaning and implications of the legislation remain unclear but appear to be very broad and could extend to a number of routine business activities that would not be thought to be political donations in the usual sense. Given that the nature of the Company's and its subsidiaries' business means it is frequently involved with public bodies and political representatives, and in order to avoid any possibility of inadvertently contravening the legislation, the Board considers it would be prudent to seek shareholders' approval for the Company and its principal operating subsidiary companies to incur total expenditure of £150,000 in the forthcoming year. The Board will not use this authority to make any political donations as that expression would have been understood before the law was changed.

GENERAL NOTES

Entitlement to attend and vote
To have the right to attend and vote at the meeting (and also for the purposes of calculating how many votes a person may cast) a person must have their name entered on the register of members no later than 6.00pm on 25 July 2004. Changes to entries on the register after this time will be disregarded in determining the rights of any person to attend or vote at the meeting.

Persons who are not shareholders of Severn Trent Plc will not be admitted to the meeting unless prior arrangements are made with the Company.

Appointment of proxies
A shareholder entitled to attend and to vote at the meeting is entitled to appoint one or more proxies to attend the meeting, and any adjournment thereof, and on a poll, vote instead of him/her. The Chairman of the Meeting will also permit duly appointed proxies to speak at the meeting. A proxy need not be a shareholder of Severn Trent Plc. Forms of Proxy should be deposited at the office of the registrars, Lloyds TSB Registrars, The Causeway, Worthing BN99 6BY not less than 48 hours before the time for holding the meeting.

Electronic proxy voting
Shareholders may register the appointment of a proxy by contacting the www.sharevote.co.uk website, where full details of the procedure are given. That website is operated by the Company's registrars, Lloyds TSB Registrars. Shareholders are advised to read the terms and conditions relating to the use of this facility before appointing a proxy. These terms and conditions may be viewed on the website. Any electronic communications sent by a shareholder that is found to contain a computer virus will not be accepted. Electronic communication facilities are available to all shareholders and those who use them will not be disadvantaged in any way.

Electronic proxy appointment through CREST
CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the AGM to be held on 27 July 2004 and any adjournment(s) thereof by using the procedures described in the CREST manual.

All messages relating to the appointment of a proxy or an instruction to a previously-appointed proxy, which are to be transmitted through CREST, must be received by Lloyds TSB Registrars (ID7RA01) no later than 8.00pm on Friday 23rd July 2004 or if the meeting is adjourned, close of business on the day three days prior to the day fixed for the adjourned meeting.

Employee Share Schemes
An employee whose shares are held by the Trustees under either the Severn Trent Profit Sharing Schemes or the Severn Trent Share Incentive Plan is not entitled to attend the meeting in respect of those shares. However, the employee can, in the meantime, instruct the Trustees how to vote on his/her behalf on any resolution set out in the Notice of Annual General Meeting should the resolution be put to a formal vote by poll. Voting direction forms will be sent to those employees concerned. Voting directions should be returned to the address on the reverse of the form so as to be received not later than 2.30pm on Tuesday 20 July 2004. Employees may also instruct the Trustees how to vote by contacting the www.sharevote.co.uk website.

Electronic communication service
Shareholders are reminded that they may receive shareholder communications from Severn Trent Plc electronically. The electronic communication service offers the following benefits:

- The Company's full Annual Report and Accounts and Annual Review can be viewed on the day they are published
- Your AGM votes can be cast electronically
- Important shareholder communications may be received electronically
- You may see details of your individual shareholdings quickly and securely online.

If you wish to take advantage of this service you may register your request on our registrar's website at www.shareview.co.uk.

File Number 082-02819

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

07 July 2004

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully

Gemma Knowles
Company Secretarial Assistant

Encl.

Announcement Body Information:

On 7 July 2004 the Company was informed that the shareholding of Fidelity International Ltd (and its direct and indirect subsidiaries) in the Ordinary Shares of 65 5/19p each of Severn Trent Plc had increased by 4,012,993 shares to 18,523,500 shares, representing 5.36% of the total issued share capital of that class. Their interest in these shares is non-beneficial and the shares were acquired solely for investment purposes.

www.severntrent.com